Exhibit 12
GMAC LLC

RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	September 30,

($ in millions)	2008	2007

Earnings
Consolidated net loss	($5,594)	($1,608)
Income tax expense	94	241
Equity-method investee distribution	65	42
Equity-method investee loss (earnings)	62	(80)
Minority interest expense	2	1

Consolidated loss before income taxes, minority interest and income or loss from equity investees	(5,371)	(1,404)
Fixed charges	8,974	11,225

Earnings available for fixed charges	3,603	9,821
Fixed charges
Interest, discount, and issuance expense on debt	8,922	11,163
Portion of rentals representative of the interest factor	52	62

Total fixed charges	$8,974	$11,225
Ratio of earnings to fixed charges (a)	0.40	0.87

(a)     The ratio indicates a less than one-to-one coverage for the nine months ended September 30, 2008 and 2007. Earnings available for fixed charges for the nine months ended September 30, 2008 and 2007, were inadequate to cover total fixed charges. The deficit amount for the ratio was $5,371 million and $1,404 million for the nine months ended September 30, 2008 and 2007, respectively.